===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           INTERACTIVE NETWORK, INC.
                           -------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  45837P 10 8
                                 --------------
                                 (CUSIP Number)


                            MARILYN J. WASSER, ESQ.
                      VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                           BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)


                                 APRIL 23, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 25 Pages

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                                  SCHEDULE 13D
------------------------                                              --------
 CUSIP NO. 45837P 10 8                                                 Page 2
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     1                    NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          AT&T CORP.
                          I.R.S. IDENTIFICATION NO. 13-4924710
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3              SEC USE ONLY                                             [ ]
--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER 4,830,908
                    ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER*       2,942,907
   BENEFICIALLY
                    ------------------------------------------------------------
  OWNED BY EACH       9     SOLE DISPOSITIVE POWER     7,773,815
                    ------------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER   -0-
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  7,773,815**
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES**                                         [X]
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
                             20.1%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------
*Tele-Communications, Inc., a wholly-owned subsidiary of AT&T Corp. ("TCI"), acquired 2,942,907 shares of Interactive Network, Inc. Common Stock upon consummation of a Settlement Agreement among Interactive Network, Inc. (the "Issuer"), TCI and certain other parties (the "Settlement Agreement"). Such Settlement Agreement was conditioned upon the entry of a final non-appealable order confirming the Issuer's Plan of Reorganization (the "Plan") under Chapter 11 of the Bankruptcy Code by the United States Bankruptcy Court for the
Northern District of California. A final, non-appealable order confirming the Plan was entered on April 22, 1999. Such 2,942,907 shares of Common Stock are subject to the terms of a Voting Agreement (the "Voting Agreement") which was entered into in connection with the approval of the Plan. (See Items 3 and 6 herein.)

**Excludes (i) 1,101,866 shares of Issuer Common Stock issuable in exchange for services which were to be rendered by TCI pursuant to an Amended and Restated Stock Purchase Agreement, dated June 4, 1993 (the "Stock Purchase Agreement"); and (ii) 108,696 shares issuable pursuant to the exercise of warrants which were to have been issued to TCI in connection with a Note Purchase Agreement, dated as of September 19, 1994 (the "Note Purchase Agreement"). Pursuant to the terms of the Settlement Agreement, upon confirmation of the Plan and as consideration for a release of any obligations to Interactive Network, TCI released the Issuer from its obligations under the Note Purchase Agreement and the Stock Purchase Agreement. (See Items 3 and 6 herein.)

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***Percentage of class calculation based upon 30,840,441 shares of Common Stock outstanding as of December 31, 1998, plus 7,814,588 shares of Common Stock issued to TCI and other parties pursuant to the terms of an Exchange Agreement with the Issuer, dated as of April 23, 1999 (the "Exchange Agreement"), which was executed in connection with the Settlement Agreement.

                                    3 of 25

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                               (AMENDMENT NO. 1)*



                                  STATEMENT OF

                                   AT&T CORP.

                        PURSUANT TO SECTION 13(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                 IN RESPECT OF

                           INTERACTIVE NETWORK, INC.



ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to shares of Common Stock, no par value (the "Common Stock"), of Interactive Network, Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 1161 Old County Road, Belmont, California, 94002.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by AT&T Corp., a New York corporation ("AT&T"). AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AT&T are set forth in
Schedule I hereto and are incorporated herein by reference. In addition, the name, business address, present principal occupation or employment and citizenship of the members of a committee established pursuant to the Voting Agreement (as defined in Item 3 hereof) are set forth in Schedule II hereto and are incorporated herein by reference.

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         During the last five years, neither AT&T, nor, to the knowledge of
AT&T, any of the persons listed on Schedule I and Schedule II hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Settlement of Litigation

         In August 1995, the Issuer commenced litigation (the "Litigation") against TCI, TCI Communications, Inc., TCI Development, LLC (as successor in interest to TCI Development Corporation), TCI Programming Holding Company III, TCI Cablevision of California, Inc., and Gary S. Howard (collectively, the "TCI Parties"). The Issuer alleged that the TCI Parties had sought to acquire the Issuer's intellectual property by obtaining liens on the intellectual property through the secured loans made by them, refusing to honor purported commitments to make further loans and then seeking to foreclose on the Issuer's intellectual property when the Issuer could not sustain its business without additional funds. The TCI Parties vigorously denied the Issuer's allegations and counterclaimed to foreclose their liens through the Litigation.

         On July 10, 1998, the Issuer and the TCI Parties, the National Broadcasting Company, Inc. ("NBC"), Sprint Corporation ("Sprint"), and Motorola, Inc. ("Motorola") (collectively, the "Settling Parties") entered into an agreement (the "Settlement Agreement") whereby the Issuer agreed to file a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). The filing was made on September 14, 1998 (the "Petition Date"). Under the terms of the Settlement Agreement, upon entry by the Bankruptcy Court of a final non-appealable order (the "Final Order") confirming the Issuer's Plan of Reorganization (the "Plan"), which occurred on April 22, 1999, the Issuer was paid $10 million (including accrued interest thereon) which had been held in escrow since March 1998. An additional amount of $2.5 million (which had also been held in escrow since March 1998) was paid directly to the Issuer's attorneys in respect of the Issuer's legal fees associated with the Litigation. In addition, security interests in the Issuer's assets were released and the Issuer released the Settling Parties, and the Settling Parties released the Issuer and each other, with respect to all claims relating to or arising out of any matter, conduct, transaction or activity involving the Issuer and the Settling Parties up until the date of the Settlement Agreement including, but not limited to, such matters, conduct, transactions and/or activities related to the Litigation.

         Pursuant to the terms of the Settlement Agreement, immediately following the entry of the Final Order, each of TCI Programming Holding Company III, TCI Development,

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LLC, NBC, Sprint and Motorola (each a "Holder") and the Issuer entered into an exchange agreement, dated as of April 23, 1999 (the "Exchange Agreement"), pursuant to which each Holder exchanged certain notes of the Issuer held by such Holder for newly issued shares of Common Stock (the "Exchange Shares"). The number of Exchange Shares received by each Holder equaled (x) the aggregate principal amount of the notes of the Issuer to be exchanged, together with all interest accrued and unpaid thereon, divided by (y) $5.00. In addition, in connection with the execution of the Settlement Agreement, each Holder and the Issuer executed a voting agreement, dated as of April 23, 1999 (the "Voting Agreement") containing a term of four years (unless earlier terminated pursuant to its provisions). The Voting Agreement provides that the Holders will vote their Exchange Shares as directed by a committee of three independent persons which shall make its decisions by majority vote; provided that each Holder will be able to vote its Exchange Shares in its sole discretion on certain matters, including matters regarding David B. Lockton, matters regarding the liquidation or dissolution of the Issuer and matters regarding the sale of the Issuer or the declaration or payment of dividends or other distributions. Such committee initially consists of Bruce Bauer, John Bohrer and Donald Graham, each of whom currently serves on the Issuer's board of directors.

         The foregoing summary of the terms of the Settlement Agreement is qualified in its entirety by reference to the text of the Settlement Agreement, which is attached as an Exhibit to the Reporting Person's initial Statement on
Schedule 13D and is incorporated herein by reference. The foregoing summaries of the terms of the Exchange Agreement and the Voting Agreement are qualified in their entirety by reference to the text of such agreements, which are attached hereto as Exhibits 8 and 9, respectively, and are incorporated herein by reference.

ITEM 4.   PURPOSE OF THE TRANSACTION.

         AT&T currently holds its interest in the Issuer for investment purposes. Except as otherwise set forth in this Statement, neither AT&T nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

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         Notwithstanding the foregoing, AT&T may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, AT&T will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to AT&T, developments with respect to the business of AT&T, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. AT&T reserves the right, based on all relevant factors, to acquire additional shares of the Common Stock of Issuer in the open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) AT&T presently beneficially owns 7,773,815 shares of Issuer Common Stock, including 2,942,907 shares which were issued in connection with the approval of the Plan and consummation of the Settlement Agreement. The 7,773,815 shares of Common Stock owned by AT&T represent 20.1% of the total of
(i) the 30,840,441 shares of Common Stock outstanding as of December 31, 1998, plus (ii) the 7,814,588 shares of Common Stock that were issued to the Holders in connection with the consummation of the Settlement Agreement and the approval of the Plan.

         (b) The power to vote or to direct the voting of the 2,942,907 shares of Common Stock issued in connection with the Settlement Agreement is subject to the terms of the Voting Agreement. AT&T has sole voting power over the remaining 4,830,908 shares beneficially owned by AT&T. AT&T has sole power to dispose of, or to direct the disposition of, the shares of Common Stock beneficially owned by it.

         (c) Except for the securities of the Issuer acquired in connection with the Merger, as described in Reporting Person's initial Statement on
Schedule 13D and the securities of the Issuer acquired in connection with the consummation of the Settlement Agreement, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I or Schedule II hereto, has executed transactions in the Common Stock of the Issuer during the past sixty
(60) days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by AT&T.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3 herein.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         8. Exchange Agreement, dated as of April 23, 1999, among TCI, Sprint, NBC, Motorola and the Issuer.

         9. Voting Agreement, dated as of April 23, 1999, among TCI, Sprint, NBC, Motorola and the Issuer.

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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 27, 1999

                                       AT&T CORP.



                                       By: /s/ Robert S. Feit
                                           --------------------------------
                                       Name:  Robert S. Feit
                                       Title: Authorized Signatory

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                                   SCHEDULE I

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule I are United States citizens.


Name                                Title
----                                -----

C. Michael Armstrong                Chairman of the Board and Chief Executive Officer and Director

Kenneth T. Derr                     Director; Chairman & Chief Executive Officer of Chevron Corporation

M. Kathryn Eickhoff                 Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha                    Director; Retired Chairman and Chief Executive Officer of Springs
                                    Industries, Inc.

George M. C. Fisher                 Director; Chairman and Chief Executive Officer of Eastman Kodak
                                    Company

Donald V. Fites                     Director; Chairman, Retired - Caterpillar, Inc.

Ralph S. Larsen                     Director; Chairman and Chief Executive Officer of Johnson &
                                    Johnson

John C. Malone                      Director; Chairman of Liberty Media Corporation

Donald F. McHenry                   Director; President of IRC Group

Michael I. Sovern                   Director; President Emeritus and Chancellor Kent Professor of Law
                                    at Columbia University

Sanford I. Weill                    Director; Chairman and Co-Chief Executive Officer of Citigroup Inc.

Thomas H. Wyman                     Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis                      President and Director

Harold W. Burlingame                Executive Vice President-Merger & Joint Venture Integration

James Cicconi                       Executive Vice President-Law & Government Affairs and General
                                    Counsel

Mirian Graddick                     Executive Vice President, Human Resources

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


Daniel R. Hesse                     Executive Vice President and President & Chief Executive Officer
                                    of AT&T Wireless Services, Inc.

Leo J. Hindery, Jr.                 President and Chief Executive Officer, AT&T Broadband and
                                    Internet Services

Frank Ianna                         Executive Vice President and President, AT&T Network Services

Michael G. Keith                    Executive Vice President and President, AT&T Business Services

H. Eugene Lockhart                  Executive Vice President, Chief Marketing Officer

Richard J. Martin                   Executive Vice President, Public Relations and Employee
                                    Communication

David C. Nagel                      President, AT&T Labs & Chief Technology Officer

John C. Petrillo                    Executive Vice President, Corporate Strategy and Business
                                    Development

Richard Roscitt                     Executive Vice President and President & CEO, AT&T Solutions

D.H. Schulman                       Executive Vice President AT&T Consumer Services

Daniel E. Somers                    Senior Executive Vice President and Chief Financial Officer

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                                  SCHEDULE II

         The name, business address and present principal occupation of each member of the committee established pursuant to the Voting Agreement are set forth below. Based on information provided by such individuals, all of the members of the committee are United States citizens.

Bruce W. Bauer:

Business address: Interactive Network, Inc., 1161 Old County Road, Belmont, CA 94002; principal occupation: Chairman of the Board of Directors, President and Chief Executive Officer of Interactive Network, Inc.; mailing address: same as above.

John J. Bohrer:

Business address: 705 Sugar Ridge Road, Corpus Christi, TX 78413; principal occupation: Director, Secretary and Treasurer of Interactive Network, Inc., and semi-retired investor; mailing address: same as above.

Donald D. Graham:

Business address: 14012 Giles Road, Omaha, NE, 68138; principal occupation:
Owner and President of Graham Enterprises, Inc., a management, investment and consulting firm, and a current Director of Interactive Network, Inc.; mailing address: same as above.

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                                 EXHIBIT INDEX



Exhibit
Number          Description
------          -----------

  8.          Exchange Agreement, dated as of April 23, 1999, among TCI,
              Sprint, NBC, Motorola and the Issuer.

  9.          Voting Agreement, dated as of April 23, 1999, among TCI, Sprint,
              NBC, Motorola and the Issuer.

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